ARKO Corp.

8565 Magellan Parkway

Suite 400

Richmond, Virginia 23227-1150

February 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Taylor Beech

RE:	ARKO Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-252106) (the “Registration Statement”)

Dear Ms. Beech:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on February 8, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

ARKO CORP.

By:	/s/ Arie Kotler
	Name:	Arie Kotler
	Title:	Chairman, President and Chief Executive Officer